Wefunder Revenue Share Calculator – Inputs and Outputs

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WEFUNDER

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Company name	Vicky Cakes
Total target loan amount	$100,000
Multiple for investors	1.50
% of revenues	5%
Early Bird terms?	Yes
Early Bird loan amount	$50,000
Early Bird multiple for investors	2.00
Year of disbursal	2023
Quarter of disbursal	Q3
Grace period quarters	0
Quarter repaid	Q4, 2028
Years to repay	5.50
Total "Interest"	75%
"Interest" per year	14%
Non Early Bird loan amount	$50,000
Non Early Bird repayment amount	$75,000
Early Bird loan amount	$50,000
Early Bird repayment amount	$100,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$100,000
Total repayment amount	$175,000

Quarter	Year	Revenue	Total Loan repayments	Total Cumulative repayments	Total Outstanding loan amount
Q3, 2023	2023	$30,000	$1,500	$1,500	$173,500
Q4, 2023	2023	$150,000	$7,500	$9,000	$166,000
Q1, 2024	2024	$151,500	$7,575	$16,575	$158,425
Q2, 2024	2024	$153,015	$7,651	$24,226	$150,774
Q3, 2024	2024	$154,545	$7,727	$31,953	$143,047
Q4, 2024	2024	$156,091	$7,805	$39,758	$135,242
Q1, 2025	2025	$157,652	$7,883	$47,640	$127,360
Q2, 2025	2025	$159,228	$7,961	$55,602	$119,398
Q3, 2025	2025	$160,820	$8,041	$63,643	$111,357
Q4, 2025	2025	$162,429	$8,121	$71,764	$103,236
Q1, 2026	2026	$164,053	$8,203	$79,967	$95,033
Q2, 2026	2026	$165,693	$8,285	$88,251	$86,749
Q3, 2026	2026	$167,350	$8,368	$96,619	$78,381
Q4, 2026	2026	$169,024	$8,451	$105,070	$69,930
Q1, 2027	2027	$170,714	$8,536	$113,606	$61,394
Q2, 2027	2027	$172,421	$8,621	$122,227	$52,773
Q3, 2027	2027	$174,145	$8,707	$130,934	$44,066
Q4, 2027	2027	$175,887	$8,794	$139,728	$35,272
Q1, 2028	2028	$177,646	$8,882	$148,611	$26,389
Q2, 2028	2028	$179,422	$8,971	$157,582	$17,418
Q3, 2028	2028	$181,216	$9,061	$166,643	$8,357
Q4, 2028	2028	$183,029	$9,151	$175,000	$0

Year	Revenue	Total Loan repayments	Total Cumulative repayments	Total Outstanding loan amount
2023	$180,000	$9,000	$9,000	$174,250
2024	$615,151	$30,758	$39,758	$135,242
2025	$640,128	$32,006	$71,764	$103,236
2026	$666,120	$33,306	$105,070	$69,930
2027	$693,167	$34,658	$139,728	$35,272
2028	$721,313	$36,066	$175,000	$0

Forward-looking projections cannot be guaranteed.